UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Director

On May 17, 2024, Jinlong Zhu resigned from the Board of Directors (the “Board”) of SAI.TECH Global Corporation. Mr. Zhu indicated that his departure from the Board was not the result of any disagreement with management or the Board but was in order to more fully pursue other commitments. Following Mr. Zhu’s resignation, the Company is actively searching for a candidate to fill the vacancy of the Board, as well as the Board’s committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2024	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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